SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15


Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File No.: 0-12093
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             Dyco Oil and Gas Program 1983-2 (a Limited Partnership)
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             (Exact name of registrant as specified in its charter)

              Two West Second Street, Tulsa, OK 74103 918-583-1791
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
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            (Title of each class of securities covered by this form.)

                                      None
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(Titles of all other  classes of  securities  for which a duty to file  reorts under section 13(a) or 15(d) remains)

Please  place  an  X  in  the  box(es)  to  designate  the  appropriate   rule
provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   (X )    Rule 12h-3(b)(1)(ii)   (X )
      Rule 12g-4(a)(1)(ii)  (X )    Rule 12h-3(b)(2)(i)    (  )
      Rule 12g-4(a)(2)(i)   (  )    Rule 12h-3(b)(2)(ii)   (  )
      Rule 12g-4(a)(2)(ii)  (  )    Rule 15d-6             (  )
      Rule 12h-3(b)(1)(i)   (X )

Approximate  number of  holders  of record as of the  certification  or notice
date:    0
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Pursuant  to  the  terms  of  registrant's   limited  partnership   agreement,
registrant was dissolved/terminated effective as of 12:01 a.m., October 31, 2002. Accordingly, registrant is no longer in existence and has no holders of record as of such date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dyco Oil and Gas Program 1983-2 (a Limited Partnership) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 31, 2002       By:  //s// Dennis R. Neill
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                                    Dennis R. Neill, President
                                    Dyco Petroleum Corporation
                                    General Partner and Partnership
                                    Liquidator,